Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. O O O O O O REPUBLIC POWER GROUP LTD 1. 2. 3. 4. 6. 7. 5. To amend the authorized shares of the Company, from an unlimited number of shares with a par value of US $ 0 . 50 each, comprising of (i) an unlimited number of Class A ordinary shares with a par value of US $ 0 . 50 each ("Class A Ordinary Shares") and (ii) 62 , 500 class B ordinary shares with a par value US $ 0 . 50 each ("Class B Ordinary Shares", together with Class A Ordinary Shares, the "Ordinary Shares"), to 11 , 000 , 000 , 000 shares with a par value of US $ 0 . 50 each comprising (i) 10 , 000 , 000 , 000 Class A Ordinary Shares with a par value of US $ 0 . 50 each ; and (ii) 1 , 000 , 000 , 000 Class B ordinary shares with a par value US $ 0 . 50 each (the "Amendment to the Authorized Shares", the proposal, "Amendment to the Authorized Shares Proposal") . That conditional upon the approval of the Amendment to the Authorized Shares Proposal, the existing fourth amended and restated memorandum of association of the Company be and is hereby amended by deleting Clause 5 . 3 thereof in its entirety and replacing it with the following new Clause 5 . 3 : "The Company is authorized to issue 11 , 000 , 000 , 000 shares with a par value of US $ 0 . 50 each comprising (i) 10 , 000 , 000 , 000 class A ordinary shares with a par value of US $ 0 . 50 each ; and (ii) 1 , 000 , 000 , 000 class B ordinary shares with a par value of US $ 0 . 50 each . " (the "Change of Authorized Shares Clause", the proposal, "Change of Authorized Shares Clause Proposal") . That conditional upon the approval of the sole holder of the Class B Ordinary Shares to the variation of the rights attached to the Class B Ordinary Shares, the increase of the number of votes carried by each Class B Ordinary Share from thirty (30) votes to one hundred (100) votes per share be approved (the "Change of Voting Power", the proposal, "Change of Voting Power Proposal") . That subject to the Amendment to the Authorized Shares Proposal, the Change of Authorized Shares Clause Proposal and the Change of Voting Power Proposal being approved, the fifth amended and restated memorandum and articles of association in the form as attached hereto as Appendix A (the "Fifth M&A"), which reflects the Amendment to the Authorized Shares, the Change of Authorized Shares Clause and the Change of Voting Power, be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing fourth amended and restated memorandum and articles of association of the Company (the "Amendment to M&A Proposal") . That subject to the Fifth M&A becoming effective : i) the Company may e f fect one or more share consolidations of (i) each of the issued and unissued Class A Ordinary Shares with a par value of US $ 0 . 50 each and (ii) each of the issued and unissued Class B Ordinary Shares with a par value of US $ 0 . 50 each at a cumulative ratio of not less than one (1) - for - two (2) and not more than one (1) - for - fifty (50) (the "Range"), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board of Directors (the "Board") in its sole discretion by no later than 180 days from the date of the Meeting (the "Share Consolidations" or the "Share Consolidation") be and is hereby approved ; ii) the Board be authorized at its absolute and sole discretion to either (i) implement one or more Share Consolidations and determine the exact ratio of each Share Consolidation and effective date of each Share Consolidation at any time within 180 days following the date of the Meeting or (ii) elect not to implement any Share Consolidations, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Share Consolidation, if and when deemed advisable by the Board in its sole discretion ; iii) the Directors may settle as they consider expedient any difficulty which arises in relation to each Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company ; and iv) subject to the determination of the ratio of each Share Consolidation within the Range by the Directors and each Share Consolidation taking effect, the Fifth M&A be further amended to, among others, reflect each Share Consolidation and the authorized number of shares after each Share Consolidation, and an amended and restated memorandum and articles of association (the "New Amended M&A") be adopted as the new memorandum and articles of association of the Company in substitution for the then current memorandum and articles of association of the Company . (collectively, the "Share Consolidation Proposal") . That (a) subject to the Company receiving all necessary governmental and regulatory consents, the change of domicile of the Company (the "Change of Domicile") from the British Virgin Islands to the Cayman Islands by way of discontinuance as a BVI business company under the laws of the British Virgin Islands and continuation as an exempted company under the laws of the Cayman Islands be approved and (b) any officer or director of the Company be authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements, whether under the corporate seal of the Company or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing (the "Redomiciliation Proposal") . As a special resolution, that conditional and effective upon the continuation of the Company in the Cayman Islands as an exempted company under the laws of the Cayman Islands, the memorandum of association and articles of association in the form attached hereto as Appendix B (the "Cayman M&A"), be adopted as the memorandum of association and articles of association of the Company in substitution for and to the exclusion of anything previously existing (the "Adoption of Cayman M&A Proposal") . The Board of Directors recommends you vote FOR the following proposals: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Abstain Against For O O O O O O O O O O O O O O O REPUBLIC POWER GROUP LTD #04 - 09 TECHPLACE II 5008 ANG MO KIO AVE 5 SINGAPORE 569874 T02892 - S47209 SCAN TO VIEW MATERIALS & VOTE ڀ VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time on August 23 , 2026 . Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time on August 23 , 2026 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 .

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice and Proxy Statement is available at www.proxyvote.com . T02893 - S47209 REPUBLIC POWER GROUP LTD SPECIAL MEETING OF SHAREHOLDERS AUGUST 24, 2026, 10:00 AM ET THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Ziyang Long, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of REPUBLIC POWER GROUP LTD that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 10 : 00 am ET, on August 24 , 2026 , at # 04 - 09 Techplace II, 5008 Ang Mo Kio Ave 5 , Singapore 569874 , and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side